Exhibit 11.0 Computation of Per Share Earnings

    Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options. ESOP shares are only considered outstanding for earnings per share calculations when they are committed to be released. Earnings per share of common stock for the year ended December 31, 1998 has been determined by dividing net loss from April 3, 1998 (date of initial public offering) through December 31, 1998 by the weighted average number of shares of common stock outstanding.

    Presented below are the calculations for basic and diluted earnings per share:

	Year Ended December 31, 1999	April 3, 1998 Through December 31, 1998
Basic:
Net income (loss)	$4,020,794	$(557,081)
Weighted average shares outstanding	5,571,247	6,914,871
Basic earnings (loss) per share	$0.72	$(0.08)

Diluted:
Net income (loss)	$4,020,794	$(557,081)
Weighted average shares outstanding	5,571,247	6,914,871
Effect of dilutive stock options outstanding	—	17,832

Diluted weighted average shares outstanding	5,571,247	6,932,703
Diluted earnings (loss) per share	$0.72	$(0.08)